KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors
Endeavour Silver Corp.

On April 21, 2006, except for note 5(b)(iv) which is as of April 24, 2006, we reported on the consolidated balance sheets of Endeavour Silver Corp. as at December 31, 2005 and February 28, 2005, and the consolidated statements of operations and deficit and cash flows for the ten month period ended December 31, 2005 and the years ended February 28, 2005 and February 29, 2004, which are included in the registration statement on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
April 21, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 21, 2006 except for note 5(b)(iv) which is as of April 24, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
April 21, 2006, except for note 5(b)(iv) which is as of April 24, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Reconciliation with United States Generally Accepted Accounting Principles

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

Under U.S. GAAP, loss before the undernoted would be calculated inclusive of write-off of mineral properties (December 31, 2005 - $4,455,000; February 28, 2005 - $2,892,000; February 29, 2004 - $779,000).

Under U.S. GAAP, employee and director remuneration would include the stock-based compensation expense reported separately for Canadian GAAP (December 31, 2005 - $1,995,000; February 28, 2005 - $1,808,000; February 29, 2004 - $211,000).

U.S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to resource property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

During the ten month period ended December 31, 2005 and the year ended February 28, 2005, the Company considered the effects of Statement of Financial Accounting Standards No. 143 (“SFAS 143”) in the U.S. for asset retirement obligations and determined that is had no significant impact on the Company’s financial statements, based on the current stage of the Company’s resource properties.

Impact of recent United States accounting pronouncements:

(i)

In 2004, FASB issued revised Statement of Financial Accounting Standards (“SFAS”) 123R “Share-Based Payment”. This statement clarifies and expands existing guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. This amended statement is effective for the Company on January 1, 2006. The Company is currently evaluating the implications of the adoption of SFAS 123R to this reconciliation with U.S. GAAP.

(ii)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(iii)

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(iv)

At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, “Consolidation of Variable Interest Entities”. Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the VIEs Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. To December 31, 2005, there has been no impact from the adoption of FIN 46R. As disclosed in note 2(m), a similar standard was adopted under Canadian GAAP in fiscal 2005.

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

(all of the following tables are stated in thousands of Canadian dollars)

Consolidated balance sheet:

	December 31,	February 28,
	2005	2005
Assets under Canadian GAAP	$30,400	$11,246
Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(544)	(1,242)
Assets under U.S. GAAP	$29,856	$10,004

	December 31,	February 28,
	2005	2005

Shareholders' equity under Canadian GAAP	$29,057	$10,834
Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(1,786)	(1,242)
Recovery of exploration expenditures	1,242	-

Shareholders' equity under U.S. GAAP	$28,513	$9,592

Consolidated Statement of Operations and Deficit:

	Ten Months Ended	Year Ended
	December 31,	February 28,	February 29,
	2005	2005	2004

Loss for the period under Canadian GAAP	$(5,669)	$(2,565)	$(779)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs incurred in the period	(544)	(1,242)	(14)
Deferred exploration costs included in write-down
of mineral properties	-	14	3
Recovery of exploration expenditures	1,242	-	-

Loss for the period under U.S. GAAP	$(4,971)	$(3,793)	$(790)

Basic and diluted loss per share under U.S. GAAP	$(0.20)	$(0.21)	$(0.11)

Weighted average number of shares outstanding	24,518,980	17,664,000	6,994,323

Consolidated Statement of Cash Flows:

	Ten Months Ended	Year Ended
	December 31,	February 28,	February 29,
	2005	2005	2004

Cash used for operating activities under Canadian GAAP	$(4,371)	$(1,320)	$(541)

Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	(544)	(1,243)	(14)

Cash used for operating activities under U.S. GAAP	$(4,915)	$(2,563)	$(555)

The subtotal line in the operating activities section of the cash flow statement would not be presented under U.S. GAAP.

	Ten Months Ended	Year Ended
	December 31,	February 28,	February 29,
	2005	2005	2004

Cash provided (used for) from investing activities
under Canadian GAAP	$(2,555)	$(5,475)	$(139)

Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs	544	1,243	14

Cash provided from investing activities under U.S. GAAP	$(2,011)	$(4,232)	$(125)